No. 812-14909

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-l UNDER THE ACT

OFS CAPITAL CORPORATION, OFS SBIC I, LP, HANCOCK PARK CORPORATE INCOME, INC., OFS CREDIT COMPANY, INC., OFS CAPITAL MANAGEMENT, LLC, OFS CLO MANAGEMENT, LLC, OFS CREDIT INCOME FUND, LP, OFSI FUND V, LTD., OFSI FUND VI, LTD., OFSI FUND VII, LTD., OFSI bsl VIII, LTD., OFSI BSL IX, LTD., LFTW-OFS, Inc., MAC-OFS Holdings, LLc, Convene Holdings LLC, DRS-OFSCC, INC., PB-OFSC, INC., OFSCC-CR, LLC, OFSCC-FS Holdings, LLC, OFSCC-FS, LLC, OFSCC-MB, Inc., OFSCC-TTG, LLC, LFTW-HPCI, Inc., DRS-HPCI, INC., HPCI-CR, LLC, HPCI-MB, Inc., HPCI-TTG, LLC, OFS Funding I, LLC, oRCHARD FIRST SOURCE ASSET MANAGEMENT, LLC

10 S. Wacker Drive, Suite 2500

Chicago, Illinois 60606

CIM INCOME NAV, INC., CIM REAL ESTATE FINANCE TRUST, INC., COLE CREDIT PROPERTY TRUST V, INC., COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC., COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC., CIM INCOME NAV MANAGEMENT, LLC, CIM REAL ESTATE FINANCE MANAGEMENT, LLC, COLE REIT MANAGEMENT V, LLC, COLE CORPORATE INCOME MANAGEMENT II, LLC, COLE CORPORATE INCOME MANAGEMENT III, LLC

2398 East Camelback Road, 4th Floor

Phoenix, Arizona 85016

CIM URBAN REAL ESTATE FUND, L.P., CIM URBAN REIT, LLC, CIM FUND III, L.P., CIM INFRASTUCTURE FUND, L.P., CIM VI (URBAN REIT), LLC, CIM FUND VIII, L.P., CIM INFRASTUCTURE FUND II, L.P., CIM URBAN INCOME INVESTMENTS, L.P., CMMT PARTNERS, L.P., CIM FUND IX, L.P., CIM REAL ASSETS & CREDIT FUND, CIM CAPITAL, LLC, CIM Capital Securities Management, LLC, CIM Capital Controlled Company Management, LLC, CIM Capital RE Debt Management, LLC, CIM Capital Real Property Management LLC, cim Capital IC Management, LLC

4700 Wilshire Boulevard

Los Angeles, California 90010

All Communications, Notices and Orders to:

Jeffrey A. Cerny Tod K. Reichert OFS Capital Management, LLC 10 S. Wacker Drive, Suite 2500 Chicago, Illinois 60606 (847) 734-2000	Nathan D. DeBacker CIM Group, LLC 2398 East Camelback Road, 4th Floor Phoenix, Arizona 85016 (602) 778-8700	Mukya Porter CIM Group, LLC 4700 Wilshire Boulevard Los Angeles, California 90010 (323) 860-7421

Copies to:

Steven B. Boehm, Esq. Cynthia M. Krus, Esq. Anne G. Oberndorf, Esq. Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 Tel: (202) 383-0100 Fax: (202) 637-3593	Ettore A. Santucci, Esq. David H. Roberts, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 Tel: (617) 570-1000	Lauren Burnham Prevost, Esq. Seth K. Weiner, Esq. Morris, Manning & Martin, LLP 1600 Atlanta Financial Center 3343 Peachtree Road, N.E. Atlanta, Georgia 30326-1044 Tel: (404) 233-7000

September 17, 2019

INTRODUCTION

A.	Requested Relief

OFS Capital Corporation and its related entities identified in section I.B. below, hereby request an order (the “Order”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “Act”)1 and Rule 17d-1 thereunder2 authorizing certain joint transactions that otherwise would be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) under the Act.

In particular, the relief requested in this application (the “Application”) would allow a Regulated Fund (defined below) and one or more other Regulated Funds and/or one or more Affiliated Funds (defined below) to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the Act. All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with its terms and conditions (the “Conditions”) set forth in this application.

The Order sought by this Application would supersede the order, dated October 12, 2016, issued by the Commission to OFS Capital Corporation and certain of its affiliates under Sections 17(d) and 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 (the “Prior Order”),3 with the result that no person will continue to rely on the Prior Order if the Order is granted.

B.	Applicants Seeking Relief:

•	OFS Capital Corporation (“OFS BDC”), a closed-end non-diversified management investment company that has elected to be regulated as a BDC (defined below) under the Act;

•	Hancock Park Corporate Income, Inc. (“Hancock BDC”), a closed-end non-diversified management investment company that has elected to be regulated as a BDC under the Act;

•	OFS Credit Company, Inc. (“OFS Credit”), a registered closed-end company under the Act;

[1]	Unless otherwise indicated, all section references herein are to the Act.

[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.

[3]	OFS Capital Corporation, et al. (File No. 812-14602), Release No. IC-32312 (Oct.12, 2016) (order), Release No. IC-32259 (Sept. 13, 2016) (notice).

•	CIM Real Assets & Credit Fund (“CIM RACR”, and together with OFS BDC, Hancock BDC, and OFS Credit, the “Existing Regulated Funds”), a registered closed-end company that will operate as an interval fund under Rule 23c-3 of the Act;

•	LFTW-OFS, Inc., MAC-OFS Holdings, LLC, Convene Holdings LLC, DRS-OFSCC, Inc., PB-OFSC, Inc., OFSCC-CR, LLC, OFSCC-FS Holdings, LLC, OFSCC-FS, LLC, OFSCC-MB, Inc., OFSCC-TTG, LLC, and OFS SBIC I LP (the “Existing SBIC Subsidiary,” and collectively, the “Existing OFS BDC Subsidiaries”), each of which is a Wholly-Owned Investment Sub (as defined below) of OFS BDC;

•	LFTW-HPCI, Inc., DRS-HPCI, Inc., HPCI-CR, LLC, HPCI-MB, Inc. and HPCI-TTG, LLC (the “Hancock BDC Subsidiaries”), each of which is a Wholly-Owned Investment Sub of Hancock BDC (the Hancock BDC Subsidiaries, together with the Existing OFS BDC Subsidiaries, the “Existing Wholly-Owned Subsidiaries”);

•	OFS Capital Management, LLC (“OFS Adviser”) on behalf of itself and its successors;[4]

•	OFS CLO Management, LLC (“OFS CLO Adviser”) on behalf of itself and its successors;

•	The investment vehicles identified in Appendix A (each an “Existing OFS Affiliated Fund” and collectively, the “Existing OFS Affiliated Funds”), each of which is managed by OFS Adviser or OFS CLO Adviser and is a separate and distinct legal entity and would be an investment company but for Section 3(c)(1) or 3(c)(7);

•	Orchard First Source Asset Management, LLC (“OFSAM”), the parent company of OFS Adviser and OFS CLO Adviser, and its direct, wholly-owned subsidiary, OFS Funding I, LLC (together, the “OFS Companies”). The OFS Companies, from time to time, may hold various financial assets in a principal capacity (together, in such capacity, “Existing OFS Proprietary Accounts” and together with any Future OFS Proprietary Account (as defined below), the “OFS Proprietary Accounts”);

•	CIM Capital, LLC (“CIM Capital Advisor”), on behalf of itself and its successors;

•	CIM Capital Securities Management, LLC (“CIM Capital SM”), on behalf of itself and its successors;

[4]	The term “successor,” as applied to each Adviser, means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

•	CIM Capital Controlled Company Management, LLC (“CIM Capital CCM”), on behalf of itself and its successors;

•	CIM Capital Real Estate Management, LLC (“CIM Capital REM”), on behalf of itself and its successors;

•	CIM Capital RE Debt Management, LLC, on behalf of itself and its successors (“CIM Capital REDM,” and together with CIM Capital SM, CIM Capital CCM, CIM Capital REM, the “CIM Capital Controlled Advisors”);

•	CIM Capital IC Management, LLC, on behalf of itself and its successors (“CIM IC Advisor,” and together with OFS Adviser, OFS CLO Adviser, CIM Capital Advisor and the CIM Capital Controlled Advisors, the “Existing Advisers”);

•	The investment vehicles identified in Appendix B, each of which is a separate and distinct legal entity and would be an investment company but for Section 3(c)(1), 3(c)(5)(C), or 3(c)(7) or is not an investment company as defined in Section 3(a)(1)(A) or 3(a)(1)(C) (the “Existing CIM Funds”);

•	The investment advisers to the Existing Cole Funds (defined below) that are identified in Appendix C (the “Existing Cole Advisers”), each on behalf of itself and its successors[5], and

•	The investment vehicles identified in Appendix C, each of which is a separate and distinct legal entity is primarily engaged in the business of buying real estate and is not an investment company as defined in Section 3(a)(1)(A) or 3(a)(1)(C), or otherwise would be an investment company but for Section 3(c)(1), 3(c)(5)(C), or 3(c)(7)(the “Existing Cole Funds,” and together with the Existing Regulated Funds, the Existing Wholly-Owned Subsidiaries, the Existing Advisers, the Existing CIM Funds, the Existing OFS Affiliated Funds, the Existing OFS Proprietary Accounts, and the Existing Cole Advisers, the “Applicants”).

[5]	The Existing Cole Advisers make real estate investments on behalf of their clients. Each Existing Cole Adviser (i) is not registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and (ii) will not advise the Existing Cole Funds under the Order, or any other client participating in the Co-Investment Program (as defined below), with respect to securities unless it registers as an investment adviser under the Advisers Act. Each Existing Cole Adviser will not source Potential Co-Investment Transactions under the required Order and is only deemed to be an Adviser for purposes of Conditions 2(c)(iv), 13 and 14. Because the Existing Cole Advisers are not Advisers, each Existing Cole Fund will engage an Adviser to serve as investment adviser and/or sub-adviser with respect to any securities that would be subject to the Order.

C.	Defined Terms

“Adviser” means the Existing Advisers and any Future Adviser (defined below). The term Adviser does not include any primary investment adviser (that is not also an Adviser) to an Affiliated Fund or a Regulated Fund whose sub-adviser is an Adviser, except that such primary investment adviser is deemed to be an Adviser for purposes of Conditions 2(c)(iv), 13 and 14 only. The primary investment adviser (that is not also an Adviser) to an Affiliated Fund or a Regulated Fund whose sub-adviser is an Adviser will not source any Potential Co-Investment Transactions under the requested Order.

“Affiliated Fund” means any Existing OFS Affiliated Fund, any Existing CIM Fund, any Existing Cole Fund, the Existing OFS Proprietary Accounts, the Future Affiliated Funds (as defined below), and any Future OFS Proprietary Accounts.

“BDC” means a business development company under the Act.6

“BDC Downstream Fund” means with respect to any Regulated Fund that is a BDC, an entity (i) that the BDC directly or indirectly controls, (ii) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (iii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act, (iv) whose investment adviser is an Adviser, (v) that is not a Wholly-Owned Investment Sub and (vi) that intends to participate in the Co-Investment Program.

“Board” means (i) with respect to a Regulated Fund other than a BDC Downstream Fund, the board of directors (or the equivalent) of the Regulated Fund and (ii) with respect to a BDC Downstream Fund, the Independent Party of the BDC Downstream Fund.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies. If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as, industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors. The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify their approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

[6]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

“Close Affiliate” means the Advisers, the other Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Co-Investment Program” means the proposed co-investment program that would permit one or more Regulated Funds and/or one or more Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under either or both of Section 17(d) and Section 57(a)(4) and Rule 17d–1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price;7 and (b) making Follow-On Investments (as defined below).

“Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub) participated together with one or more Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order.

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

“Eligible Directors” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act.

“Follow-On Investment” means an additional investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

“Future Adviser” means any investment adviser that (i) controls, is controlled by or is under common control with OFSAM, CIM Capital Advisor or CIM IC Advisor, (ii) (a) is registered as an investment adviser under the Advisers Act or (b) is a relying adviser or a related adviser of an investment adviser that is registered under the Advisers Act and that controls, is controlled by, or is under common control with OFSAM, CIM Capital Advisor or CIM IC Advisor, and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

[7]	The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933 (the “Securities Act”).

“Future Affiliated Fund” means any entity (a) that is advised by an Adviser, (b) that either (i) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7)  of the Act;  (ii) relies on Rule 3a-7 under the Act; (iii) does not meet the definition of investment company under the Act and qualifies as a REIT within the meaning of Section 856 of the Code because substantially all of its assets would consist of real properties, or (iv) is an Insurance Fund or an Insurance Affiliate8, (c) that is not a BDC Downstream Fund, and (d) that intends to participate in the Co-Investment Program; provided that any such entity sub-advised by an Adviser is included in this term only if: (i) such Adviser serving as sub-adviser controls the entity or (ii) the primary investment adviser is an Adviser. If an Adviser serves as sub-adviser to an Affiliated Fund whose primary investment adviser is not also an Adviser, such primary investment adviser shall be deemed to be an Adviser with respect to Conditions 2(c)(iv), 13, and 14 only.

“Future OFS Proprietary Accounts” means any direct or indirect, wholly- or majority-owned subsidiary of OFSAM that is formed in the future that, from time to time, may hold various financial assets in a principal capacity and intends to participate in the Co-Investment Program.

“Future Regulated Fund” means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC, (b) advised by an Adviser, and (c) that intends to participate in the Co-Investment Program.  If an Adviser serves as sub-adviser to a Regulated Fund whose primary investment adviser is not also an Adviser, such primary investment adviser shall be deemed to be an Adviser with respect to Conditions 2(c)(iv), 13, and 14 only.

[8]	There may be Future Affiliated Funds that do not come within the definition of investment company in section 3(a)(1) of the Act (a “3(a)(1) Parent”) because they engage in the insurance and/or reinsurance business directly, or through wholly-owned subsidiary insurance and/or reinsurance companies (such subsidiaries, “Insurance Subs,” and together with the 3(a)(1) Parent, the “Insurance Fund”). The Insurance Subs may be organized in countries other than the United States or in the United States. An Insurance Fund may also invest a portion of its assets through a controlled subsidiary (an “Insurance Affiliate”) of such Insurance Fund. As with the other Affiliated Funds, any Insurance Fund and any Insurance Affiliate will be advised by an Adviser pursuant to a separate investment management agreement. Any offshore Insurance Subs will be excluded from investment company status by Rule 3a-6 and the United States Insurance Subs by Section 3(c)(3). Any Insurance Affiliate will be excluded from investment company status by Section 3(b)(l), 3(c)(5) or 3(c)(6). Applicants do not believe that allowing Insurance Funds and their respective Insurance Affiliates to participate in Co-investment Transactions as Affiliated Funds raises any additional legal or policy concerns not otherwise raised by allowing a Regulated Fund to co-invest with one or more Affiliated Funds because any Insurance Funds and Insurance Affiliates will be clients of Advisers the same way that an Affiliated Fund relying on Section 3(c)(1) or 3(c)(7) is a client of an Adviser. (An Insurance Fund and Insurance Affiliate may also utilize wholly-owned subsidiaries that are themselves excluded from investment company status to hold investments, and any Insurance Fund and Insurance Affiliate similarly request that these wholly-owned subsidiaries be permitted to participate in Co-investment Transactions on their respective behalves.) Only the portion of any Insurance Fund’s assets for which an Adviser has investment discretion will participate in Co-investment Transactions. Nothing in this footnote is intended to preclude an Insurance Fund or its Insurance Affiliate from being an Affiliated Fund in the future if it instead relies solely on Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) and otherwise satisfies the criteria for an “Affiliated Fund” set out in the definition thereof.

“Independent Director” means a member of the Board of any relevant entity who is not an “interested person” as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund (including any non-interested member of an Independent Party) will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

“Independent Party” means, with respect to a BDC Downstream Fund, (i) if the BDC Downstream Fund has a board of directors (or the equivalent), the board or (ii) if the BDC Downstream Fund does not have a board of directors (or the equivalent), a transaction committee or advisory committee of the BDC Downstream Fund.

“JT No-Action Letters” means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

“Objectives and Strategies” means (i) with respect to any Regulated Fund other than a BDC Downstream Fund, its investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act of 1933 (the “Securities Act”) or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders, and (ii) with respect to any BDC Downstream Fund, those investment objectives and strategies described in its disclosure documents (including private placement memoranda and reports to equity holders) and organizational documents (including operating agreements).

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that were acquired prior to participating in any Co-Investment Transaction:

i.)	in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters; or

ii.)	in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

“Regulated Funds” means the Existing Regulated Funds, the Future Regulated Funds and the BDC Downstream Funds.

“Related Party” means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

“Required Majority” means a required majority, as defined in Section 57(o) of the Act.9

“SBIC Subsidiary” means a Wholly-Owned Investment Sub that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended, (the “SBA Act”) as a small business investment company (an “SBIC”).

“Tradable Security” means a security that meets the following criteria at the time of Disposition:

(i)	it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act;

(ii)	it is not subject to restrictive agreements with the issuer or other security holders; and

(iii)	it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds, holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

“Wholly-Owned Investment Sub” means an entity (i) that is a wholly-owned subsidiary10 of a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, directly or indirectly, 95% or more of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund (and, in the case of an SBIC Subsidiary, maintain a license under the SBA Act and issue debentures guaranteed by the SBA); (iii) with respect to which such Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the Conditions to this application; and (iv) (A) that would be an investment company but for Section 3(c)(1), 3(c)(5)(C), or 3(c)(7) of the Act, or (B) that qualifies as a real estate investment trust (“REIT”) within the meaning of Section 856 of the Internal Revenue Code (“Code”) because substantially all of its assets would consist of real properties.

[9]	In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a transaction committee or advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.

[10]	A “wholly-owned subsidiary” of a person is as defined in Section 2(a)(43) of the Act and means a company 95% or more of the outstanding voting securities of which are owned by such person.

II.	APPLICANTS

Each applicant below may be deemed to be directly or indirectly controlled by, or under common control with, (i) OFSAM, the parent company of OFS Adviser and OFS CLO Adviser, (ii) CIM Capital Advisor, or (iii) CIM IC Advisor. OFSAM, CIM Capital Advisor, and CIM IC Advisor are all under common control.

A.	OFS BDC

OFS BDC is a Delaware corporation organized as a closed-end management investment company that has elected to be regulated as a BDC under Section 54(a) of the 1940 Act. On November 7, 2012, OFS Capital, LLC, a Delaware limited liability company and the predecessor to OFS BDC, converted into a Delaware corporation, OFS BDC, and the outstanding limited liability company interests in OFS Capital, LLC were converted into 2,912,024 shares of common stock in OFS BDC. The common stock of OFS BDC trades on the Nasdaq Global Select Market under the symbol “OFS.” As of March 31, 2019, OFS BDC had net assets of approximately $174.3 million. OFS BDC’s Objectives and Strategies are to generate both current income and capital appreciation primarily through debt investments and, to a lesser extent, equity investments. OFS BDC’s investment strategy, which includes the Existing SBIC Subsidiary, focuses primarily on investments in middle-market companies in the United States, including senior secured loans, which includes first-lien, second-lien and unitranche loans as well as subordinated loans and, to a lesser extent, warrants and other minority equity securities.

The Board of OFS BDC is comprised of five directors, three of whom are Independent Directors. OFS BDC's Board has delegated daily management and investment authority to OFS Adviser pursuant to an investment advisory agreement.

In addition, for income tax purposes, OFS BDC, other than any tax blocker entity it may form, has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Code.

B.	Hancock BDC

Hancock BDC was organized as a corporation under the General Corporate Laws of the State of Maryland on December 8, 2015 for the purpose of operating as an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under Section 2(a)(48) of the 1940 Act.  Structured as a private BDC, Hancock BDC is offering shares of its common stock on a best efforts, continuous basis. As of March 31, 2019, Hancock BDC had net assets of approximately $25.8 million. Hancock BDC’s Objectives and Strategies are to provide its shareholders with both current income and capital appreciation primarily through debt investments and, to a lesser extent, equity investments. Hancock BDC’s investment strategy focuses primarily on investments in middle-market companies in the United States, including senior secured loans, which includes first-lien, second-lien and unitranche loans as well as subordinated loans and, to a lesser extent, warrants and other equity securities.

The Board of Hancock BDC is comprised of three directors, two of whom are Independent Directors.  Hancock BDC's Board has delegated daily management and investment authority to OFS Adviser pursuant to an investment advisory agreement.

Hancock BDC has made an election to be treated for tax purposes as a RIC under the Code and intends to continue to make such election in the future.

C.	OFS Credit

OFS Credit was organized as a Delaware corporation on September 1, 2017 for the purpose of operating as a non-diversified, externally managed closed-end management investment company that has registered as an investment company under the Act.  OFS Credit completed the initial public offering of shares of its common stock in October 2018 and its shares are listed on the Nasdaq Capital Market. OFS Credit’s primary investment objective is to generate current income, with a secondary objective to generate capital appreciation. Under normal market conditions, OFS Credit will invest at least 80% of its total assets, or net assets plus borrowings, in floating rate credit-based instruments and other structured credit investments including (i) collateralized loan obligation (“CLO”) debt and subordinated (i.e., residual or equity) securities; (ii) traditional corporate credit investments, including leveraged loans and high yield bonds; (iii) opportunistic credit investments, including stressed and distressed credit situations and long/short credit investments; and (iv) other credit-related instruments.

The Board of OFS Credit is comprised of five directors, three of whom are Independent Directors.  OFS Credit's Board has delegated daily management and investment authority to OFS Adviser pursuant to an investment advisory agreement.

OFS Credit intends to make an election to be treated for tax purposes as a RIC under the Code and intends to continue to make such election in the future.

D.	CIM RACR

CIM RACR was organized as a Delaware statutory trust on February 4, 2019 and is registered as an investment company under the Act. CIM RACR will be a continuously offered, non-diversified, closed-end management investment company that will be operated as an interval fund pursuant to Rule 23c-3 under the Act. CIM RACR’s investment objective is to generate current income through cash distributions and preserve and protect shareholders’ capital across various market cycles, with a secondary objective of capital appreciation. CIM RACR will seek to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in “real assets” and “credit and credit-related securities”. CIM RACR defines “real assets” as assets where the underlying interests are investments in real estate or infrastructure in the United States. CIM RACR’s “real assets investments” are expected to consist of (1) direct real estate that will be held through one or more wholly-owned REIT subsidiaries, (2) publicly traded REITs and nonaffiliated private REITs, (3) real estate mortgages, (4) collateralized mortgage-backed securities and (5) infrastructure assets that may be held through a REIT subsidiary. CIM RACR defines “credit and credit-related securities” as fixed-income securities, such as bonds and loans, and securities that have risk profiles consistent with fixed-income securities such as preferred stock and subordinated debt. CIM RACR intends for its “credit and credit-related securities” to consist of (1) investments in floating and fixed rate loans; (2) broadly syndicated senior secured corporate loans; (3) investments in the debt and equity tranches of collateralized loan obligations; and (4) opportunistic credit investments, by which the Fund means stressed and distressed credit situations, restructurings and non-performing loans.

The Board of CIM RACR is comprised of five trustees, three of whom are Independent Directors. CIM RACR's Board has approved CIM IC Advisor to serve as investment adviser to CIM RACR and has delegated daily management and investment authority to CIM IC Advisor pursuant to an investment advisory agreement. CIM IC Advisor will serve as CIM RACR’s investment adviser pursuant to such investment advisory agreement and will be primarily responsible for making investment decisions with respect to real estate-related investments held by CIM RACR, either through a REIT subsidiary or directly.  CIM RACR’s Board has approved CIM IC Advisor’s engagement of OFS Adviser to act as CIM RACR’s investment sub-adviser pursuant to a sub-advisory agreement and subject to oversight by CIM IC Advisor. Pursuant to such sub-advisory agreement, CIM IC Advisor will delegate investment discretion for the portion of CIM RACR’s investment portfolio that is allocated to collateralized mortgage-backed securities and credit and credit-related investments to OFS Adviser. As a result, both CIM IC Advisor and OFS Adviser will source deals for, and make investment decisions on behalf of, CIM RACR.

CIM RACR intends to file an election to be treated as a RIC under Subchapter M of the Code, and intends to continue to make such election in the future.

E.	Existing OFS BDC Subsidiaries

OFS BDC’s investment strategy includes the Existing SBIC Subsidiary, which is a Wholly-Owned Investment Sub of OFS BDC. The Existing SBIC Subsidiary is a Delaware limited partnership and received an SBIC license from the SBA in May 2012. The SBIC license allows the Existing SBIC Subsidiary to receive SBA-guaranteed debenture funding, subject to the issuance of a leverage commitment by the SBA and other customary procedures. SBA leverage funding is subject to the Existing SBIC Subsidiary’s payment of certain fees to the SBA, and the ability of the Existing SBIC Subsidiary to draw on the leverage commitment is subject to its compliance with SBA regulations and policies, including an audit by the SBA.

On November 26, 2013, OFS BDC obtained an exemptive order11 from the SEC to permit OFS BDC to exclude the debt of the Existing SBIC Subsidiary guaranteed by the SBA from the definition of senior securities in the statutory 200% asset coverage ratio under the 1940 Act, allowing for greater capital deployment.

[11]	OFS Capital Corporation, et al. (File No. 812-14185) Investment Company Act Rel. Nos. 30771 (October 30, 2013) (notice) and 30812 (November 26, 2013) (order).

The other Existing OFS BDC Subsidiaries are each a Wholly-Owned Investment Sub of OFS BDC formed specifically for the purpose of procuring financing or otherwise holding investments. Pursuant to the documents governing each of the Existing OFS BDC Subsidiaries, OFS Adviser, as investment adviser to OFS BDC, oversees the management of the assets of each of the Existing OFS BDC Subsidiaries.

F.	Hancock BDC Subsidiaries

The Hancock BDC Subsidiaries are each a Wholly-Owned Investment Sub of Hancock BDC formed specifically for the purpose of procuring financing or otherwise holding investments. Pursuant to the documents governing the Hancock BDC Subsidiaries, OFS Adviser, as investment adviser to Hancock BDC, oversees the management of the assets of the Hancock BDC Subsidiaries.

G.	OFS Adviser and OFS CLO Adviser

OFS Adviser and OFS CLO Adviser are each a Delaware limited liability company and an investment adviser registered with the Commission under the Advisers Act. OFS Adviser and OFS CLO Adviser are each a direct or indirect subsidiary of OFSAM.

OFS Adviser serves as investment adviser to OFS BDC, Hancock BDC and OFS Credit and manages the respective portfolios of each of OFS BDC, Hancock BDC and OFS Credit in accordance with their respective Objectives and Strategies. The investment professionals of OFS Adviser are responsible for determining the composition of the portfolios OFS BDC, Hancock BDC and OFS Credit, the nature and timing of the changes to their respective portfolio and the manner of implementing such changes; assisting each of OFS BDC, Hancock BDC and OFS Credit in determining what securities it should purchase, retain or sell; identifying, evaluating, and negotiating the structure of the investments that each of OFS BDC, Hancock BDC and OFS Credit makes (including performing due diligence on prospective portfolio companies); and executing, closing, servicing and monitoring the investments that each of OFS BDC, Hancock BDC and OFS Credit makes.

OFS Adviser also will serve as sub-adviser to CIM RACR. CIM IC Advisor will serve as investment adviser to CIM RACR and will have discretion over CIM RACR’s investments, but will delegate investment discretion for the portion of CIM RACR’s investment portfolio that is allocated to collateralized mortgage-backed securities and credit and credit-related investments to OFS Adviser. CIM IC Advisor will determine the amount of CIM RACR’s total assets that are allocated to OFS Adviser to invest in collateralized mortgage-backed securities and credit and credit-related investments, and will review such allocation percentage at least on a quarterly basis and adjust the allocation percentage as necessary to best achieve CIM RACR’s investment objective. OFS Adviser will be responsible for identifying and sourcing credit and credit-related investment opportunities, including, but not limited to, investments in middle-market companies, broadly syndicated loans, investments in the debt and equity tranches of CLOs, opportunistic credit investments (including stressed and distressed credit situations) and other credit-related instruments. OFS Adviser will also be responsible for identifying and sourcing investments in collateralized mortgage-backed securities.

OFS CLO Adviser serves as investment adviser to the OFS Affiliated Funds that it manages. OFS CLO Adviser provides investment advisory services that include sourcing and/or originating potential investments, conducting research and due diligence on potential investments and equity sponsors, analyzing investment opportunities, holding risk retention interests, and monitoring investments and portfolio companies. OFS CLO Adviser focuses primarily on investments in broadly syndicated U.S. loans; however, OFS CLO Management may provide investment advice regarding a variety of investments, including other types of debt and equity as well as broadly syndicated loans in non-U.S. (i.e., European) jurisdictions. OFS CLO Adviser does not currently advise any entities that rely on Rule 3a-7, but may do so in the future.

Either OFS CLO Adviser or OFS Adviser serves as the investment adviser to each Existing OFS Affiliated Fund, as noted on Appendix A, and manages their respective portfolios.

H.	CIM Capital Advisor and the CIM Capital Controlled Advisors

CIM Capital Advisor is a Delaware limited liability company and is an investment adviser registered with the Commission under the Advisers Act. CIM Capital Advisor is under common control with OFSAM and CIM IC Advisor. Each CIM Capital Controlled Advisor is a wholly-owned subsidiary and a “relying adviser” of CIM Capital Advisor under the Advisers Act. CIM Capital Advisor currently serves as the investment adviser to the Existing CIM Funds.

One or more CIM Capital Controlled Advisors serves or will serve as a sub-adviser to each of the Existing CIM Funds with respect to a specific type of asset. For example, CIM Capital SM serves as a sub-adviser to the Existing CIM Funds with respect to securities; CIM Capital CCM serves as a sub-adviser to the Existing CIM Funds with respect to controlled companies; CIM Capital REM serves as a sub-adviser to the Existing CIM Funds with respect to real estate; and CIM Capital REDM serves as a sub-adviser to the Existing CIM Funds with respect to real estate debt.

I.	CIM IC Advisor

CIM IC Advisor is a Delaware limited liability company and is an investment adviser registered with the Commission under the Advisers Act. CIM IC Advisor is under common control with CIM Capital Advisor and OFSAM. CIM IC Advisor will serve as CIM RACR’s investment adviser pursuant to an investment advisory agreement and will be primarily responsible for making investment decisions with respect to real estate-related investments held by CIM RACR, either through a REIT subsidiary or directly. As discussed, CIM IC Advisor will engage OFS Adviser to act as CIM RACR’s investment sub-adviser, subject to oversight by CIM IC Advisor.

J.	Existing Cole Advisers

The Existing Cole Advisers make real estate investments on behalf of their clients. Each Existing Cole Adviser (i) is not registered as an investment adviser under the Advisers Act, and (ii) will not advise the Existing Cole Funds under the Order, or any other client participating in the Co-Investment Program, with respect to securities unless it registers as an investment adviser under the Advisers Act. Each Existing Cole Adviser will not source Potential Co-Investment Transactions under the required Order and is only deemed to be an Adviser for purposes of Conditions 2(c)(iv), 13 and 14. Because the Existing Cole Advisers are not Advisers, each Existing Cole Fund will engage an Adviser to serve as investment adviser and/or sub-adviser with respect to any securities that would be subject to the Order.

K.	The Existing OFS Proprietary Accounts - OFSAM and OFS Funding I, LLC

OFS Funding I, LLC is controlled by OFSAM, which also controls OFS Adviser and OFS CLO Adviser. The OFS Proprietary Accounts hold various financial assets in a principal capacity.  OFSAM has various business lines that it operates through its wholly- or majority-owned subsidiaries, and the subsidiary that exists and currently intends to participate in the Co-Investment Program (i.e., OFS Funding I, LLC) has been included as an Applicant herein.

L.	Existing OFS Affiliated Funds, Existing CIM Funds, and Existing Cole Funds

Each of the Affiliated Funds is, or will be, a separate and distinct legal entity that either (i) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7)  of the Act;  (ii) relies on Rule 3a-7 under the Act; (iii) does not meet the definition of investment company under the Act and qualifies as a REIT within the meaning of Section 856 of the Code because substantially all of its assets would consist of real properties, or (iv) is an Insurance Fund or an Insurance Affiliate.

Each of the Existing OFS Affiliated Funds is listed in Appendix A. Each of the Existing OFS Affiliated Funds’ investment adviser is OFS Adviser or OFS CLO Adviser.

Each of the Existing CIM Funds is listed in Appendix B. As discussed above, the investment adviser to each Existing CIM Fund is CIM Capital Advisor and one or more CIM Capital Controlled Advisors serves as sub-adviser to each Existing CIM Fund.

Each of the Existing Cole Funds is listed in Appendix C. As discussed above, each of the Existing Cole Fund’s investment adviser is an Existing Cole Adviser. Because the Existing Cole Advisers are not Advisers, each Existing Cole Fund will engage an Adviser to serve as investment adviser and/or sub-adviser with respect to any securities that would be subject to the Order.

III.	ORDER REQUESTED

The Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the Rules under the Act.  This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	Overview

Applicants include multiple advisers that are under common control. The Advisers manage numerous funds and separate accounts with a wide variety of mandates.

Each Adviser manages the assets entrusted to it by its clients in accordance with its fiduciary duty to those clients and, in the case of the BDCs and any registered investment company, the Act.

The Advisers have established rigorous processes for ensuring compliance with the Prior Order and for allocating initial investment opportunities, opportunities for subsequent investments and dispositions of holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the conditions contained in the Order.

1.	The Investment Process

The investment process under the Order will consist of three stages: (i) the identification and consideration of investment opportunities (including follow-on investment opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund’s Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

(a)	Identification and Consideration of Investment Opportunities

The Advisers are organized and managed such that the individual portfolio managers and investment teams responsible for identifying and evaluating investment opportunities and making investment decisions on behalf of clients are promptly notified of the opportunities. Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser become aware of investment opportunities that may be appropriate for a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds. If the requested Order is granted, the Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as any other Advisers considering the opportunity for their clients. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the relevant portfolio managers, investment teams and/or investment committees responsible for that Regulated Fund receive sufficient information to allow the Regulated Fund’s Adviser to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).12 In addition, the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Advisers receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Adviser to each applicable Regulated Fund, working through the applicable portfolio manager, or in conjunction with any applicable investment team or investment committee, will then make an independent determination of the appropriateness of the investment for the Regulated Fund, in light of the Regulated Fund’s then-current circumstances.

The Applicants acknowledge that some of the Affiliated Funds may not be funds advised by Advisers because they are OFS Proprietary Accounts (i.e., the OFS Companies investing in a principal capacity). However, Applicants note that numerous of the previously ordered exemptive applications seeking similar co-investment relief have included proprietary accounts.13 The Applicants do not believe that the participation of OFS Proprietary Accounts in the Co-Investment Program would raise any regulatory or mechanical concerns different from those discussed with respect to the Affiliated Funds that are advised by Advisers. In accordance with the allocation policies and procedures, Potential Co-Investment Transactions will be offered to, and allocated among, the Affiliated Funds (including the OFS Proprietary Accounts) and Regulated Funds based on each client’s particular Objectives and Strategies and in accordance with the Conditions.

[12]	Representatives from each Adviser to a Regulated Fund are members of each investment team or investment committee, or are otherwise entitled to participate in each meeting of any investment team or investment committee, that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds’ Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in conjunction with its representatives’ participation in the relevant investment team or investment committee. The investment committees will keep minutes of their meetings, and at those meetings, the investment teams will recommend investments to the committees. Such minutes will include reference to the specific investment opportunities considered at the meeting, including those recommended by the investment teams.

[13]	See, e.g., John Hancock GA Mortgage Trust, et al. (File No. 812-14917) Investment Company Act Rel. Nos. 33493 (May 28, 2019) (notice) and 33518 (June 25, 2019) (order), Stellus Capital Investment Corporation, et al. (File No. 812-14855) Investment Company Act Rel. Nos. 33289 (November 6, 2018) (notice) and 33316 (December 4, 2018) (order); THL Credit, Inc., et al. (File Nos. 812-14807) Investment Company Act Rel. Nos. 33213 (August 24, 2018) (notice) and 33239 (September 19, 2018) (order); Blackstone / GSO Floating Rate Enhanced Income Fund, et al. (File No. 812-14835) Investment Company Act Rel. Nos. 33149 (July 6, 2018) (notice) and 33186 (July 31,2018); Benefit Street Partners BDC, Inc., et al. (File No. 812-14601) Investment Company Act Rel. Nos. 33068 (April 6, 2018) (notice) and 33090 (May 1, 2018) (order); Triloma EIG Energy Income Fund, et al. (File No. 812-14848) Investment Company Act Rel. Nos. 33047 (March 14, 2018) (notice) and 33070 (April 10, 2018) (order); TriplePoint Venture Growth BDC Corp., et al. (File No. 812-14773) Investment Company Act Rel. Nos. 33037 (February 28, 2018) (notice) and 33060 (March 28, 2018) (order); TCG BDC, Inc., et al. (File No. 812-14798) Release No. IC-32969 (January 17, 2018) (order), Release No. IC-32945 (December 20, 2017) (notice); Medley Capital Corporation, et al. (File No. 812-14778) Investment Company Act Rel. Nos. 32809 (September 8, 2017) (notice) and 32850 (October 4, 2017) (order); Corporate Capital Trust, Inc., et al. Inv. Co. Act Rel. Nos. 32642 (May 22, 2017) (notice) and 32683 (June 19, 2017) (order); Harvest Capital Credit Corporation, et al. (File No. 812-14365) Investment Company Act Rel. No. 31860 (October 5, 2015) (notice) and 31930 (December 10, 2015) (order); and NF Investment Corp., et al. (File No. 812-14472) Investment Company Act Rel. No. 32340 (October 27, 2016) (notice) and 32362 (November 22, 2016) (order), all of which included relief for proprietary accounts.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Advisers to the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that the Advisers’ allocation policies and procedures will be structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund and that the Advisers will undertake to perform these duties regardless of whether the Advisers serve as investment adviser or sub-adviser to the Regulated Fund or Affiliated Funds.

(b)	Order Placement and Allocation

General. If the Adviser to a Regulated Fund deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate, it will, working through the applicable portfolio manager or in conjunction with any applicable investment team or investment committee, formulate a recommendation regarding the proposed order amount for the Regulated Fund. In doing so, the Adviser and any applicable investment team or investment committee may consider such factors, among others, as available capital; investment objectives or current investment strategies; risk profiles; regulatory issues, restrictions, concentrations and diversity limits; industry restrictions; potential conflicts of interest; the effects of current and anticipated market and general economic conditions as they relate to the Regulated Fund; existing and prior positions in an issuer or security; and such other matters as may be reasonably taken into account by the Adviser.

Allocation Procedure.

For each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, the Adviser will submit a proposed order amount to an allocation committee on which senior management and legal personnel participate. These allocation committees are structured with overlapping membership to ensure consistency of approach. At this stage, each proposed order amount may be reviewed and adjusted, in accordance with the Advisers’ written allocation policies and procedures.14 The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “Internal Order.” The Internal Order of participating Regulated Funds will be submitted for approval by the Required Majority of any participating Regulated Funds in accordance with the Conditions and as discussed in Section III.A.1.c. below.

[14]	The reason for any such adjustment to a proposed order amount will be documented in writing and preserved for the records of the Advisers.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the “External Submission”), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.15 If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds’ or the Affiliated Funds’ consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with condition 2, 6, 7, 8 or 9, as applicable.

Compliance. The Applicants represent that the Advisers’ allocation review process is a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following their allocation policies. The entire allocation process is reviewed by the compliance team, led by the chief compliance officer, of the applicable Adviser, and approved by the Board of each Regulated Fund as it applies to such Regulated Fund.

(c)	Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

In the case of a BDC Downstream Fund with an Independent Party consisting of a transaction committee or advisory committee, the individuals on the committee would possess experience and training comparable to that of the directors of the parent Regulated Fund and sufficient to permit them to make informed decisions on behalf of the applicable BDC Downstream Fund. Applicants represent that the Independent Parties of the BDC Downstream Funds would be bound (by law or by contract) by fiduciary duties comparable to those applicable to the directors of the parent Regulated Fund, including a duty to act in the best interests of their respective funds when approving transactions. These duties would apply in the case of all Potential Co-Investment Transactions, including transactions that could present a conflict of interest.

[15]	The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

Further, Applicants believe that the existence of differing routes of approval between the BDC Downstream Funds and other Regulated Funds would not result in Applicants investing through the BDC Downstream Funds in order to avoid obtaining the approval of a Regulated Fund’s Board. Each Regulated Fund and BDC Downstream Fund has its own Objectives and Strategies and may have its own Board-Established Criteria, the implementation of which depends on the specific circumstances of the entity’s portfolio at the time an investment opportunity is presented. As noted above, consistent with its duty to its BDC Downstream Funds, the Independent Party must reach a conclusion on whether or not an investment is in the best interest of its relevant BDC Downstream Funds. An investment made solely to avoid an approval requirement at the Regulated Fund level should not be viewed as in the best interest of the entity in question and, thus, would not be approved by the Independent Party.

A Regulated Fund may participate in Pro Rata Dispositions and Pro Rata Follow-On Investments without obtaining prior approval of the Required Majority in accordance with conditions 6(c)(i) and 8(b)(i).

2.	Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not, and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

3.	Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3.a. below and governed by condition 8. These Follow-On Investments are referred to as “Standard Review Follow-Ons.” If such Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed in Section III.A.3.b. below and governed by condition 9. These Follow-On Investments are referred to as “Enhanced Review Follow-Ons.”

(a)	Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate,16 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Directors in accordance with Condition 8(c).

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board.

Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with condition 10.

(b)	Enhanced Review Follow-Ons

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by condition 8 under the standard review process.

[16]	See footnote 33 below.

4.	Dispositions

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in Section III.A.4.a. below and governed by condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in Section III.A.3.b. above and governed by condition 7.

(a)	Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;17 and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Directors.

[17]	See footnote 31 below.

In the case of a Tradable Security, approval of the Required Majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;18 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with condition 10.

(b)	Enhanced Review Dispositions

One or more Regulated Funds and one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.19 Subsequent Co-Investment Transactions with respect to the issuer will be governed by condition 6 or 8 under the standard review process.

5.	Use of Wholly-Owned Investment Subs

The Existing Regulated Funds or a Future Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the Regulated Fund that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

[18]	In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.

[19]	However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

Applicants note that an entity could not be both a Wholly-Owned Investment Sub and a BDC Downstream Fund because, in the former case, the Board of the parent Regulated Fund makes any determinations regarding the subsidiary’s investments while, in the latter case, the Independent Party makes such determinations.

B.	Applicable Law

1.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C); or

•	Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC);[20] or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D).

Pursuant to the foregoing application of Section 57(a)(4), BDC Downstream Funds on the one hand and other Regulated Funds and Affiliated Funds on the other, may not co-invest absent an exemptive order because the BDC Downstream Funds are controlled by a BDC and the Affiliated Funds and other Regulated Funds are included in Section 57(b).

[20]	Also excluded from this category by Rule 57b-1, is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.21

2.	Rule 17d-1

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i), to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

[21]	See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question...”). Depending on the nature of an Adviser’s sub-advisory role with an Affiliated Fund, it could be deemed to control such Affiliated Fund, which would necessitate the requested relief.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.22  The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”23  Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”24

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

C.	Need for Relief

Co-Investment Transactions are prohibited by Rule 17d-1 and either or both of Sections 17(d) and 57(a)(4) without a prior exemptive order of the Commission, to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1, Section 17(d) and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund.

Each of the Regulated Funds and Affiliated Funds may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) OFS Adviser serves as investment adviser or sub-adviser to the Existing Regulated Funds; (ii) CIM IC Advisor will serve as investment adviser to CIM RACR; (iii) OFS Adviser manages and may be deemed to control the Affiliated Funds for which it currently serves as investment adviser; (iv) OFS CLO Adviser manages and may be deemed to control the Affiliated Funds that it manages; (v) CIM Capital Advisor and the CIM Capital Controlled Advisors manage and may be deemed to control the Affiliated Funds for which they serve as investment adviser or sub-adviser; (vi) an Adviser will serve as investment adviser or sub-adviser to, and will be deemed to control, any Cole Fund that relies on the Order; (vii) any Future Regulated Fund or Future Affiliated Fund will be advised or sub-advised by and may be deemed to be controlled by an Adviser; and (viii) the Existing Advisers are all under common control, and any Future Advisers will be under common control with the Existing Advisers. Thus, each Regulated Fund and each Affiliated Fund may be deemed to be a person related to a Regulated Fund in a manner described by Section 57(b) (or Section 17(d) in the case of Regulated Funds that are registered under the Act) and therefore would be prohibited by Section 57(a)(4) (or Section 17(d) in the case of Regulated Funds that are registered under the Act) and Rule 17d-1 from participating in Co-Investment Transactions without the Order. In addition, the Existing Cole Advisors, while not “Advisers” for purposes of this Application, are also under common control with the Existing Advisers. With regard to the Existing Cole Funds, if, and when, such funds rely on the Order, they will each engage an Adviser to serve as investment adviser or sub-adviser with respect to any securities that would be subject to the Order, and thus will be under common control with the Regulated Funds.

[22]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.

[23]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

[24]	H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Further, because the BDC Downstream Funds and Wholly-Owned Investment Subs are controlled by the Regulated Funds, the BDC Downstream Funds and Wholly-Owned Investment Subs are subject to Section 57(a)(4) (or Section 17(d) in the case of Wholly-Owned Investment Subs controlled by Regulated Funds that are registered under the Act), and thus also subject to the provisions of Rule 17d-1, and therefore would be prohibited from participating in Co-Investment Transactions without the Order.

In addition, because the OFS Proprietary Accounts are controlled by OFSAM, which is the parent company of OFS Adviser and OFS CLO Adviser and, therefore, are under common control with the Regulated Funds, the OFS Proprietary Accounts could be deemed to be persons related to the Regulated Funds (or a company controlled by the Regulated Funds) in a manner described by Section 57(b) and also prohibited from participating in the Co-Investment Program.

D.	Precedents

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons.25 Although the various precedents involved somewhat different formulae, the Commission has accepted, as a basis for relief from the prohibitions on joint transactions, use of allocation and approval procedures to protect the interests of investors in the BDCs and registered investment companies. Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with and expand the range of investor protections found in the orders we cite.

[25]	See, e.g., John Hancock GA Mortgage Trust, et al. (File No. 812-14917) Investment Company Act Rel. Nos. 33493 (May 28, 2019) (notice) and 33518 (June 25, 2019) (order); BlackRock Capital Investment Corporation, et al. (File No. 812-14955) Investment Company Act Rel. Nos. 33480 (May 21, 2019) (notice) and 33515 (June 20, 2019) (order); Nuveen Churchill BDC LLC, et al. (File No. 812-14898) Investment Company Act Rel. Nos. 33475 (May 15, 2019) (notice) and 33503 (June 7, 2019) (order); Pharos Capital BDC, Inc., et al. (File No. 812-14891) Investment Company Act Rel. Nos. 33372 (February 8, 2019) (notice) and 33394 (March 11, 2019) (order); Stellus Capital Investment Corporation, et al. (File No. 812-14855) Investment Company Act Rel. Nos. 33289 (November 6, 2018) (notice) and 33316 (December 4, 2018) (order); THL Credit, Inc., et al. (File No. 812-14807) Investment Company Act Rel. Nos. 33213 (August 24, 2018) (notice) and 33239 (September 19, 2018) (order); AB Private Credit Investors Corp., et al. (File No. 812-14925) Investment Company Act Rel. Nos. 33152 (July 9, 2018) (notice) and 33191 (August 6, 2018) (order); Blackstone / GSO Floating Rate Enhanced Income Fund, et al. (File No. 812-14835) Investment Company Act Rel. Nos. 33149 (July 6, 2018) (notice) and 33186 (July 31, 2018) (order).

The Commission also has issued orders extending co-investment relief to proprietary accounts26 and to sub-advisers27.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

A.	Potential Benefits

In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

[26]	See footnote 13 above.

[27]	See, e.g., BlackRock Capital Investment Corporation, et al. (File No. 812-14955) Investment Company Act Rel. Nos. 33480 (May 21, 2019) (notice) and 33515 (June 20, 2019) (order); Nuveen Churchill BDC LLC, et al. (File No. 812-14898) Investment Company Act Rel. Nos. 33475 (May 15, 2019) (notice) and 33503 (June 7, 2019) (order); Blackstone Real Estate Income Fund, et al. (File No. 812-14931) Investment Company Act Rel. Nos. 33271 (October 16, 2018) (notice) and 33294 (November 13, 2018) (order); Blackstone / GSO Floating Rate Enhanced Income Fund, et al. (File No. 812-14835) Investment Company Act Rel. Nos. 33149 (July 6, 2018) (notice) and 33186 (July 31, 2018) (order); Benefit Street Partners BDC, Inc., et al. (File No. 812-14601) Investment Company Act Rel. Nos. 33068 (April 6, 2018) (notice) and 33090 (May 1, 2018) (order); Alcentra Capital Corporation, et al. (File No. 812-14760) Investment Company Act Rel. Nos. 33038 (February 28, 2018) (notice) and 33059 (March 27, 2018) (order); Bain Capital Specialty Finance, Inc., et al. (File No. 812-14766) Investment Company Act Rel. Nos. 33031 (February 23, 2018) (notice) and 33051 (March 22, 2018) (order); TCG BDC, Inc., et al. (File No. 812-14798) Investment Company Act Rel. Nos. 32945 (December 20, 2017) (notice) and 32969 (January 17, 2018) (order).

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund has determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

B.	Protective Representations And Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board.  Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

If an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15.

Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating Co-Investment Transactions, because the ability of the Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed if desired by the Holders will be limited significantly. The Independent Directors shall evaluate and approve any independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, the Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act.  As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

V.	CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.	Identification and Referral of Potential Co-Investment Transactions

(a)               The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

(b)               When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.	Board Approvals of Co-Investment Transactions

(a)               If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)               If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with these Conditions.

(c)          After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)           the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii)          the transaction is consistent with:

(A)             the interests of the Regulated Fund’s equity holders; and

(B)              the Regulated Fund’s then-current Objectives and Strategies;

(iii)          the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A)             the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Funds and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other; or

(B)              any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment; and

(iv)           the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect28 financial benefit to the Advisers, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3.             Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.            General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,29 a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

5.            Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

[28]	For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

[29]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

6.              Standard Review Dispositions.

(a)           General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

(i)               the Adviser to such Regulated Fund or Affiliated Fund30 will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii)              the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b)          Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

(c)          No Board Approval Required. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i)               (A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;31 (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii)              each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

[30]	Any OFS Proprietary Account that is not advised by an Adviser is itself deemed to be an Adviser for purposes of Conditions 6(a)(i), 7(a)(i), 8(a)(i) and 9(a)(i).

[31]	In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Disposition.

(d)           Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Disposition, solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

7.             Enhanced Review Dispositions.

(a)           General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)               the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii)              the Adviser to each Regulated Fund that holds an investment in the issuer, will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii)             the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)          Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition, solely to the extent that a Required Majority determines that:

(i)               the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv);

(ii)              the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c)            Additional Requirements: The Disposition may only be completed in reliance on the Order if:

(i)               Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund;

(ii)              Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(iii)             Advice of Counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv)             Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial32 in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(v)               No Control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8.             Standard Review Follow-Ons.

(a)         General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i)                 the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii)              the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b)          No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

[32]	In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

(i)               (A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,33 immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii)              it is a Non-Negotiated Follow-On Investment.

(c)          Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment, solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition, the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d)         Allocation. If, with respect to any such Follow-On Investment:

(i)                 the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)              the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

(e)           Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

9.            Enhanced Review Follow-Ons.

(a)          General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

[33]	To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

(i)               the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii)              the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii)            the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)           Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in its minutes.

(c)          Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

(i)              Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(ii)             Advice of Counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii)            Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv)             No Control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d)	Allocation. If, with respect to any such Follow-On Investment:

(i)                 the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)              the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

(e)        Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

10.           Board Reporting, Compliance and Annual Re-Approval

(a)         Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds, that the Regulated Fund considered but declined to participate in, so that the Independent Directors, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b)        All information presented to the Regulated Fund’s Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c)         Each Regulated Fund’s chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and conditions of the Application and the procedures established to achieve such compliance. In the case of a BDC Downstream Fund that does not have a chief compliance officer, the chief compliance officer of the BDC that controls the BDC Downstream Fund will prepare the report for the relevant Independent Party.

(d)       The Independent Directors (including the non-interested members of each Independent Party) will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests.

11.           Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12.          Director Independence. No Independent Director (including the non-interested members of any Independent Party) of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Fund.

13.          Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14.         Transaction Fees.34 Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Advisers, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k), or (iii) in the case of the Advisers, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

[34]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

15.              Independence. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board’s composition, size or manner of election.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Jeffrey A. Cerny

Tod K. Reichert

OFS Capital Management, LLC

10 S. Wacker Drive, Suite 2500

Chicago, Illinois 60606

(847) 734-2000

Nathan D. DeBacker

CIM Group, LLC

2398 East Camelback Road, 4th Floor

Phoenix, Arizona 85016

Tel: (602) 778-8700

Mukya Porter

CIM Group, LLC

4700 Wilshire Boulevard

Los Angeles, California 90010

Tel: (323) 860-7421

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

Cynthia M. Krus, Esq.

Anne G. Oberndorf, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001-3980

Tel: (202) 383-0100

Fax: (202) 637-3593

Ettore A. Santucci, Esq.

David H. Roberts, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

Tel: (617) 570-1000

Lauren Burnham Prevost, Esq.

Seth K. Weiner, Esq.

Morris, Manning & Martin, LLP

1600 Atlanta Financial Center

3343 Peachtree Road, N.E.

Atlanta, Georgia 30326-1044

Tel: (404) 233-7000

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 without conducting a hearing.

Pursuant to Rule 0-2, each person executing the Application on behalf of an Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Exhibit A and Exhibits B, C, D and E.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

B.	Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 17th day of September 2019.

OFS CAPITAL CORPORATION

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: Chief Executive Officer

OFS SBIC I, LP

By: OFS SBIC I GP, LLC
Its: General Partner

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: Manager

HANCOCK PARK CORPORATE INCOME, INC.

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: Chief Executive Officer

OFS CREDIT COMPANY, INC.

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: Chief Executive Officer

OFS CAPITAL MANAGEMENT, LLC

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

OFS CLO MANAGEMENT, LLC

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

OFS CREDIT INCOME FUND, LP

By: OFS CREDIT INCOME FUND GP, LLC
Its: General Partner

By:	/s/ Jeffrey A. Cerny
Name: Jeffrey A. Cerny
Title: Managing Member

OFSI FUND V, LTD.

By: OFS CAPITAL MANAGEMENT, LLC
Its: Collateral Manager

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

OFSI FUND VI, LTD.

By: OFS CAPITAL MANAGEMENT, LLC
Its: Collateral Manager

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

OFSI FUND VII, LTD.

By: OFS CAPITAL MANAGEMENT, LLC
Its: Collateral Manager

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

OFSI BSL VIII, LTD.

By: OFS CLO MANAGEMENT, LLC
Its: Collateral Manager

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

OFSI BSL IX, LTD.

By: OFS CLO MANAGEMENT, LLC
Its: Collateral Manager

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

LFTW-OFS, INC.,

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Vice President

MAC-OFS HOLDINGS, LLC

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Managing Director

CONVENE HOLDINGS LLC

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Managing Director

DRS-OFSCC, INC.

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Vice President

PB -OFSC, INC.

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Vice President

OFSCC-CR, LLC

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Managing Director

OFSCC-FS HOLDINGS, LLC.

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Managing Director

OFSCC-FS, LLC

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Managing Director

OFSCC-MB, INC.

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Vice President

OFSCC-TTG, LLC

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Managing Director

LFTW-HPCI, INC.

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Vice President

DRS-HPCI, INC.

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Vice President

HPCI-CR, LLC

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Managing Director

HPCI-MB, INC.

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Vice President

HPCI-TTG, LLC

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Managing Director

OFS FUNDING I, LLC

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

ORCHARD FIRST SOURCE ASSET MANAGEMENT, LLC

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

CIM INCOME NAV, INC.

By:	/s/ Nathan D. DeBacker
Name: Nathan D. DeBacker
Title: Chief Financial Officer and Treasurer

CIM REAL ESTATE FINANCE TRUST, INC.

By:	/s/ Nathan D. DeBacker
Name: Nathan D. DeBacker
Title: Chief Financial Officer and Treasurer

COLE CREDIT PROPERTY TRUST V, INC.

By:	/s/ Nathan D. DeBacker
Name: Nathan D. DeBacker
Title: Chief Financial Officer and Treasurer

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

By:	/s/ Nathan D. DeBacker
Name: Nathan D. DeBacker
Title: Chief Financial Officer and Treasurer

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

By:	/s/ Nathan D. DeBacker
Name: Nathan D. DeBacker
Title: Chief Financial Officer and Treasurer

CIM INCOME NAV MANAGEMENT, LLC

By:	/s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President

CIM REAL ESTATE FINANCE MANAGEMENT, LLC

By:	/s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President

COLE REIT MANAGEMENT V, LLC

By:	/s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President

COLE CORPORATE INCOME MANAGEMENT II, LLC

By:	/s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President

COLE CORPORATE INCOME MANAGEMENT III, LLC

By:	/s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President

CIM URBAN REAL ESTATE FUND, L.P.

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

CIM URBAN REIT, LLC

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President

CIM FUND III, L.P.

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

CIM INFRASTRUCTURE FUND, L.P.

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

CIM VI (URBAN REIT), LLC

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President

CIM FUND VIII, L.P.

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

CIM INFRASTRUCTURE FUND II, L.P.

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

CIM URBAN INCOME INVESTMENTS, L.P.

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

CMMT PARTNERS, L.P.

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

CIM FUND IX, L.P.

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

CIM REAL ASSETS & CREDIT FUND

By:	/s/ David Thompson
Name: David Thompson
Title: Chief Executive Officer

CIM CAPITAL, LLC

By:	/s/ Mukya Porter
Name: Mukya Porter
Title: Vice President

CIM CAPITAL SECURITIES MANAGEMENT, LLC

By:	/s/ Mukya Porter
Name: Mukya Porter
Title: Vice President

CIM CAPITAL CONTROLLED COMPANY MANAGEMENT, LLC

By:	/s/ Mukya Porter
Name: Mukya Porter
Title: Vice President

CIM CAPITAL RE DEBT MANAGEMENT, LLC

By:	/s/ Mukya Porter
Name: Mukya Porter
Title: Vice President

CIM CAPITAL REAL PROPERTY MANAGEMENT, LLC

By:	/s/ Mukya Porter
Name: Mukya Porter
Title: Vice President

CIM CAPITAL IC MANAGEMENT, LLC

By:	/s/ David Thompson
Name: David Thompson
Title: Vice President

Exhibit A

Verification of Statement of Facts and Application

Pursuant to Rule 17d-1 Under the

Investment Company Act of 1940

for an Order of the Commission

The undersigned states that he has duly executed the attached Application for an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated September 17, 2019 for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all actions by the stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

OFS CAPITAL CORPORATION

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: Chief Executive Officer

OFS SBIC I, LP

By: OFS SBIC I GP, LLC
Its: General Partner

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: Manager

HANCOCK PARK CORPORATE INCOME, INC.

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: Chief Executive Officer

OFS CREDIT COMPANY, INC.

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: Chief Executive Officer

OFS CAPITAL MANAGEMENT, LLC

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

OFS CLO MANAGEMENT, LLC

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

OFS CREDIT INCOME FUND, LP

By: OFS CREDIT INCOME FUND GP, LLC
Its: General Partner

By:	/s/ Jeffrey A. Cerny
Name: Jeffrey A. Cerny
Title: Managing Member

OFSI FUND V, LTD.

By: OFS CAPITAL MANAGEMENT, LLC
Its: Collateral Manager

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

OFSI FUND VI, LTD.

By: OFS CAPITAL MANAGEMENT, LLC
Its: Collateral Manager

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

OFSI FUND VII, LTD.

By: OFS CAPITAL MANAGEMENT, LLC
Its: Collateral Manager

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

OFSI BSL VIII, LTD.

By: OFS CLO MANAGEMENT, LLC
Its: Collateral Manager

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

OFSI BSL IX, LTD.

By: OFS CLO MANAGEMENT, LLC
Its: Collateral Manager

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

LFTW-OFS, INC.,

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Vice President

MAC-OFS HOLDINGS, LLC

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Managing Director

CONVENE HOLDINGS LLC

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Managing Director

DRS-OFSCC, INC.

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Vice President

PB -OFSC, INC.

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Vice President

OFSCC-CR, LLC

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Managing Director

OFSCC-FS HOLDINGS, LLC.

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Managing Director

OFSCC-FS, LLC

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Managing Director

OFSCC-MB, INC.

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Vice President

OFSCC-TTG, LLC

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Managing Director

LFTW-HPCI, INC.

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Vice President

DRS-HPCI, INC.

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Vice President

HPCI-CR, LLC

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Managing Director

HPCI-MB, INC.

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Vice President

HPCI-TTG, LLC

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Managing Director

OFS FUNDING I, LLC

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

ORCHARD FIRST SOURCE ASSET MANAGEMENT, LLC

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

CIM INCOME NAV, INC.

By:	/s/ Nathan D. DeBacker
Name: Nathan D. DeBacker
Title: Chief Financial Officer and Treasurer

CIM REAL ESTATE FINANCE TRUST, INC.

By:	/s/ Nathan D. DeBacker
Name: Nathan D. DeBacker
Title: Chief Financial Officer and Treasurer

COLE CREDIT PROPERTY TRUST V, INC.

By:	/s/ Nathan D. DeBacker
Name: Nathan D. DeBacker
Title: Chief Financial Officer and Treasurer

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

By:	/s/ Nathan D. DeBacker
Name: Nathan D. DeBacker
Title: Chief Financial Officer and Treasurer

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

By:	/s/ Nathan D. DeBacker
Name: Nathan D. DeBacker
Title: Chief Financial Officer and Treasurer

CIM INCOME NAV MANAGEMENT, LLC

By:	/s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President

CIM REAL ESTATE FINANCE MANAGEMENT, LLC

By:	/s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President

COLE REIT MANAGEMENT V, LLC

By:	/s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President

COLE CORPORATE INCOME MANAGEMENT II, LLC

By:	/s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President

COLE CORPORATE INCOME MANAGEMENT III, LLC

By:	/s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President

CIM URBAN REAL ESTATE FUND, L.P.

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

CIM URBAN REIT, LLC

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President

CIM FUND III, L.P.

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

CIM INFRASTRUCTURE FUND, L.P.

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

CIM VI (URBAN REIT), LLC

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President

CIM FUND VIII, L.P.

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

CIM INFRASTRUCTURE FUND II, L.P.

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

CIM URBAN INCOME INVESTMENTS, L.P.

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

CMMT PARTNERS, L.P.

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

CIM FUND IX, L.P.

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

CIM REAL ASSETS & CREDIT FUND

By:	/s/ David Thompson
Name: David Thompson
Title: Chief Executive Officer

CIM CAPITAL, LLC

By:	/s/ Mukya Porter
Name: Mukya Porter
Title: Vice President

CIM CAPITAL SECURITIES MANAGEMENT, LLC

By:	/s/ Mukya Porter
Name: Mukya Porter
Title: Vice President

CIM CAPITAL CONTROLLED COMPANY MANAGEMENT, LLC

By:	/s/ Mukya Porter
Name: Mukya Porter
Title: Vice President

CIM CAPITAL RE DEBT MANAGEMENT, LLC

By:	/s/ Mukya Porter
Name: Mukya Porter
Title: Vice President

CIM CAPITAL REAL PROPERTY MANAGEMENT, LLC

By:	/s/ Mukya Porter
Name: Mukya Porter
Title: Vice President

CIM CAPITAL IC MANAGEMENT, LLC

By:	/s/ David Thompson
Name: David Thompson
Title: Vice President

EXHIBIT B

Resolutions of the Board of Directors of
OFS Capital Corporation

WHEREAS, the Board believes it is in the best interests of the Company to file an amended, expanded application with the SEC for an order pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-l promulgated under the 1940 Act (the “Amended Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act; and

WHEREAS, management has discussed with the Board the proposed terms of the Amended Application.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Amended Application, and to do such other acts or things and execute such other documents, including amendments to the Amended Application, as they deem necessary or desirable to cause the Amended Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Amended Application; and it is further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

(Approved at a meeting of the Board of Directors on February 27, 2018)

EXHIBIT C

Resolutions of the Board of Directors of

Hancock Park Corporate Income, Inc.

WHEREAS, the Board believes it is in the best interests of the Company to file an amended, expanded application with the SEC for an order pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-l promulgated under the 1940 Act (the “Amended Application”), to authorize certain joint transactions and co-investments by the Company with certain entities that may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act; and

WHEREAS, management has discussed with the Board the proposed terms of the Amended Application.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Amended Application, and to do such other acts or things and execute such other documents, including amendments to the Amended Application, as they deem necessary or desirable to cause the Amended Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Amended Application; and it is further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

(Approved at a meeting of the Board of Directors on February 27, 2018)

EXHIBIT D

Resolutions of the Board of Directors of

OFS Credit Company, Inc.

WHEREAS, the Board believes it is in the best interests of the Company to file an application with the SEC for an order pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-l promulgated under the 1940 Act (the “Amended Application”), to authorize certain joint transactions and co-investments by the Company with certain entities that may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act; and

WHEREAS, management has discussed with the Board the proposed terms of the Amended Application.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Amended Application, and to do such other acts or things and execute such other documents, including amendments to the Amended Application, as they deem necessary or desirable to cause the Amended Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Amended Application; and it is further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

(Approved by unanimous written consent on April 19, 2018)

EXHIBIT E

Resolutions of the Sole Trustee of

CIM Real Assets & Credit Fund.

WHEREAS, the Sole Trustee believes it is in the best interests of the Company to file an application with the SEC for an order pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-l promulgated under the 1940 Act (the “Amended Application”), to authorize certain joint transactions and co-investments by the Company with certain entities that may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act; and

WHEREAS, management has discussed with the Sole Trustee the proposed terms of the Amended Application.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Amended Application, and to do such other acts or things and execute such other documents, including amendments to the Amended Application, as they deem necessary or desirable to cause the Amended Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Amended Application; and it is further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

(Approved by written consent on August 28, 2019)

APPENDIX A

The Existing OFS Funds and investment advisers

A.	Investment adviser is OFS Capital Management, LLC
1. OFS Credit Income Fund, LP
2. OFSI Fund V, LTD.
3. OFSI Fund VI, LTD.
4. OFSI Fund VII, LTD.

B.	Investment adviser is OFS CLO Management, LLC
1. OFSI BSL VIII, LTD.
2. OFSI BSL IX, LTD.

Appendix B

The Existing CIM Funds:

CIM Urban Real Estate Fund, L.P.

CIM Urban REIT, LLC

CIM Fund III, L.P.

CIM Infrastructure Fund, L.P.

CIM VI (Urban REIT), LLC

CIM Fund VIII, L.P.

CIM Infrastructure Fund II, L.P.

CIM Urban Income Investments, L.P.

CMMT Partners, L.P.

CIM Fund IX, L.P.

Appendix C

The Existing Cole Advisers:

CIM Income NAV Management, LLC

CIM Real Estate Finance Management, LLC

Cole REIT Management V, LLC

Cole Corporate Income Management II, LLC

Cole Corporate Income Management III, LLC

The Existing Cole Funds:

CIM Income NAV, Inc.

CIM Real Estate Finance Trust, Inc.

Cole Credit Property Trust V, Inc.

Cole Office & Industrial REIT (CCIT II), Inc.

Cole Office & Industrial REIT (CCIT III), Inc.